FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                14 December, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 14 December, 2004




                                    mmO2 plc





Detailed below is the content of a letter received from Fidelity Investments on 13 December 2004.


mmO2 Contact:
Timothy Maw
Secretarial Services Manager
mmO2 plc
t: +44 (0)1753 628293



MMO2 Plc
Wellington Street
Slough
Berkshire SL1 1YP
United Kingdom

ATTN: Company Secretary


FAX:  01753-628-150

13 December 2004


Dear Sirs,


Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.


These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes.
For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.


If you have any questions please contact Kerrie Barnett on 01737 837092 or by FAX on 01737 837450.


Yours faithfully





Kerrie Barnett
Regulatory Reporting Analyst




Amendment #6



NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT


1.  Company in which shares are held:   MMO2 Plc



2.  Notifiable Interest:               Ordinary Shares


                (A)     FMR Corp.
                        82 Devonshire Street
                        Boston, MA  02109


Parent holding company of Fidelity Management & Research
Company, (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).



               (B)     Fidelity International Limited (FIL)
                       P.O. Box HM 670
                       Hamilton HMCX, Bermuda


Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)



3.  The notifiable interests also comprise the notifiable interest of:


                        Mr. Edward C. Johnson 3d
                        82 Devonshire Street
                        Boston, MA  02109


    A principal shareholder of FMR Corp. and Fidelity International Limited.


4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.


5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.


6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



By ____________________________
Rani Jandu

Regulatory Reporting Manager, FIL - Investment Compliance

Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity Intenrational Limited and its direct and indirect subsidiaries.



Schedule 'A'

Nominee/Registered Name              Management Company            Shares Held

State Street Hong Kong                   FIA(K)L                        46,200
Bank of New York Europe London           FII                         8,975,920
JP Morgan, Bournemouth                   FII                         5,027,035
Bank of New York Brussels                FIL                           493,800
Brown Brothers Harriman Ltd. LUX         FIL                       110,641,293
JP Morgan, Bournemouth                   FIL                         2,746,300
Morgan Stanley London                    FIL                            89,375
National Australia Bank Melbourne        FIL                         1,163,800
Northern Trust London                    FIL                           502,200
State Street Bank and Trust Co London    FIL                           768,080
JP Morgan, Bournemouth                   FISL                      129,748,453
Brown Brothers Harriman and Co           FMRCO                       4,194,500
Northern Trust London                    FMRCO                         401,000
Bank of New York                         FMTC                          769,900
Brown Brothers Harriman and Co           FMTC                        1,744,000
JPMorgan Chase Bank                      FMTC                          582,900
Northern Trust Co                        FMTC                          843,300
State Street Bank and Trust Co           FMTC                        1,990,200
Bank of New York Brussels                FPM                        13,442,298
Bank of New York Europe London           FPM                           594,100
Chase Manhattan London                   FPM                            39,900
Chase Manhattan Bank AG Frankfurt        FPM                           287,900
Citibank London                          FPM                           948,300
Clydesdale Bank plc                      FPM                           742,498
Dexia Privatbank                         FPM                            33,100
JP Morgan, Bournemouth                   FPM                        21,146,903
Mellon Bank                              FPM                         2,671,918
Nordea Bank AB                           FPM                            91,300
Northern Trust London                    FPM                        19,666,449
State Street Bank and Trust Co London    FPM                        11,563,684

Total Ordinary Shares                                              341,956,606
Current ownership percentage                                              3.94%
Shares in issue                                                  8,689,611,745

Change in holdings since last filing                86,609,606 ordinary shares






END




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 14 December, 2004                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary